Exhibit 1.01

KVH Industries, Inc.

CONFLICT MINERALS REPORT

This Conflict Minerals Report of KVH Industries, Inc. (“KVH”, “we”, or “our”) has been prepared pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2014 to December 31, 2014.

Rule 13p-1 and Form SD require companies to disclose certain information regarding products that they manufacture, or contract to manufacture, when: (a) those products contain one or more of the minerals gold, columbite-tantalite (coltan), cassiterite, or wolframite, or their derivatives tantalum, tin, and tungsten (the “Conflict Minerals”); (b) those Conflict Minerals are necessary to the functionality or production of those products; and (c) those Conflict Minerals originated in the Democratic Republic of the Congo or in a country that shares an internationally recognized border with the Democratic Republic of the Congo (the “Covered Countries”).

Section 1.   Product Review and Reasonable Country of Origin Inquiry

Section 1.1   Product Review

KVH conducted an analysis of its product lines and determined that Conflict Minerals are used in its system-level products and components.

Section 1.2   Reasonable Country of Origin Inquiry and Conclusion

KVH’s international supply chain is complex.  KVH is several layers removed from the original smelters making it difficult to trace the origin of Conflict Minerals.  Due to the breadth and complexity of our products and supply chain, it will take time for many of our suppliers to verify the origin of all of the minerals.

For our 2014 reasonable country of origin inquiry (“RCOI”), we reviewed our suppliers of direct material, component and system-level product (collectively referred to as “Supplier Material”). We generated internal reports analyzing all Supplier Material purchases for 2014 (“Total Supplier Spend”).  We then ranked each supplier based on the aggregate Total Supplier Spend.  We determined that suppliers with $50,000 or more in Total Supplier Spend accounted for 94% of Total Supplier Spend made by KVH during 2014, and determined that it would be reasonable to concentrate our RCOI efforts on this group.

From this group, we excluded suppliers that were identified to have no risk of use of Conflict Minerals in their commodities based upon the type of materials supplied, such as standard packaging material and/or machined aluminum components. We refer to the resulting group of suppliers as our “Primary Suppliers.”

This process is similar to the initial stage of our 2013 RCOI. In our 2013 RCOI, we then surveyed our Primary Suppliers using the template circulated by KVH based upon the Electronic Industry Citizenship Coalition (EICC) and the Global e-Sustainability Initiative (GeSI). Following this inquiry, we concluded that we did not have sufficient information from our suppliers or other sources to determine the country of origin of the Conflict Minerals used in our products or identify the facilities used to process those Conflict Minerals and that we therefore, could not exclude the possibility that some of these Conflict Minerals may have originated in the Covered Countries and are not from recycled or scrap sources.

For 2014, we compared the Primary Supplier pool for 2014 against the similar supplier pool from 2013 and determined that the suppliers were the same suppliers that fell within the scope of the 2013 RCOI, with the exception of only two new suppliers, that represented only 1% of Total Supplier Spend.

We then sent follow-up requests by email to all of the non-responsive suppliers from the 2013 RCOI and queried the two new suppliers.  This course of action was based upon the fact that the Primary Supplier pool for 2013 and 2014 included all but two of the same suppliers.  We received only two new responses, both indicating that they were unsure of the origin of the Conflict Minerals that they supplied to us.

Consequently, we concluded that for 2014, as in 2013, we still do not have sufficient information from our suppliers or other sources to determine the country of origin of the Conflict Minerals used in our products or identify the facilities used to process those Conflict Minerals. Therefore, we cannot exclude the possibility that some of these Conflict Minerals may have originated in the Covered Countries and are not from recycled or scrap sources.

Using our supply chain due diligence processes, we hope to further develop transparency into our supply chain.

Section 2.   Due Diligence

KVH’s due diligence efforts related to products: (i) for which Conflict Minerals are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by the company; (iii) for which the manufacture was completed during 2014; and (iv) for which the company was unable to form the basis for a reasonable belief that none of the Conflict Minerals necessary to the functionality or production of those products originated in a Covered Country.  The products, which are hereinafter referred to collectively as the “Covered Products,” include KVH’s mobile satellite communications products and components, as well as guidance and stabilization products and components.

Section 2.1   Design of KVH’s Due Diligence Measures

KVH designed its due diligence measures to conform with the framework set forth in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas (Second Edition), including the related supplements on gold, tin, tantalum and tungsten.

Section 2.2   Due Diligence Measures Performed by KVH

Management Systems

We previously established internal processes for conflict minerals supply chain due diligence and reporting.  As part of that step, we implemented a Conflicts Minerals Policy Statement and related procedures to help support our supply chain due diligence efforts and communication processes designed to provide information, including our Conflict Minerals Policy, to our suppliers and to the public. In this regard, KVH’s due diligence measures in 2014 included:

•                  Sending follow-up email reminders to target suppliers who were the subject of our initial RCOI in 2013 and who did not respond to our requests for information;

•                  Implementing new terms and conditions and other contractual flow-downs into our supplier purchase contracts to help ensure cooperation and compliance with KVH’s due diligence efforts; and

•                  Creating a “Supplier Information” web page to facilitate supplier access to important documents, including but not limited to KVH’s Conflicts Minerals Policy Statement, Standard Terms and Conditions of Purchase and General Quality Clauses.

KVH’s “Supplier Information” page can be found at http://www.kvh.com/suppliers.

Assessment of Risk in the Supply Chain

In order to determine the origin of Conflict Minerals in the Covered Products, KVH has:

•                  Reviewed its supplier group for 2014 in relation to the original group surveyed in 2013 in order to identify new risks caused by changes in our supply chain; and

•                  Sent reminder notices to suppliers seeking responses to previously sent Conflict Minerals Reporting Templates.

Strategies to Respond to Identified Risks

As part of its Conflict Minerals due diligence efforts, KVH has:

•                  Reviewed responses that we received from our suppliers and followed up on inconsistent, incomplete, and inaccurate responses;

•                  Sent reminders to suppliers who did not respond to our requests for information;

•                  Updated our standard supplier terms and conditions of purchase to include relevant clauses emphasizing the importance of vendor cooperation and compliance with the rules on Conflict Minerals; and

•                  Created a “Supplier Information” web page to facilitate supplier access to important documents such as KVH’s Conflicts Minerals Policy Statement, Standard Terms and Conditions of Purchase and General Quality Clauses.

Independent Third-Party Audits

Due to KVH’s position in the supply chain, we do not conduct or commission independent third-party audits of the smelters and refiners from which our suppliers source Conflict Minerals.  KVH has relied upon industry initiatives, including the Conflict-Free Sourcing Initiative founded by EICC and GeSI, for independent third-party audit information.

Reporting

With the preparation and submission of this Conflict Minerals Report, KVH has provided a public report of its due diligence measures with regard to the sourcing of Conflict Minerals.  A copy of this report is available at http://www.kvh.com/secfilings.

Section 3.   Product Categorization and Results of Due Diligence

For the Conflict Minerals contained in the Covered Products, KVH’s due diligence efforts failed to clarify whether the Conflict Minerals contained in those products originated in a Covered Country or came from recycled or scrap sources.  KVH has therefore concluded that the status of all of the Covered Products remains “DRC conflict undeterminable.” The information that we have received from suppliers to date does not provide us with an adequate basis for identifying smelters used to supply the minerals in our Covered Products.

In addition, KVH does not have sufficient information to determine the country of origin of the Conflict Minerals in the Covered Products.

Section 4.   Future Steps to Improve Due Diligence

In order to improve our due diligence process and compliance efforts, KVH intends to:

•                  Continue to gather additional information which will assist us in determining whether the Conflict Minerals we utilize benefit armed groups contributing to human rights violations; and

•                  Continue to collect and evaluate supplier responses and follow-up with inconsistent, incomplete and inaccurate responses, as well as nonresponsive vendors.

We will continue to expect our suppliers to reasonably assure us that the minerals in the products they supply are conflict free.  With the recent updates to our standard purchase terms and conditions, we now have the necessary leverage to demand vendor cooperation and compliance with our due diligence efforts, and, to the extent necessary, reassess supplier relationships.

Section 5.   Independent Private Sector Audit

Because KVH has classified the Covered Products as “DRC conflict undeterminable,” no independent private sector audit is required for 2014.